IXYS Corporation

1590 Buckeye Drive

Milpitas, California 95035

January 17, 2014

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

Re:	IXYS Corporation Form 10-K for the Fiscal Year Ended March 31, 2013
Filed June 14, 2013
File No. 0-26124

Ladies and Gentlemen:

This letter is in response to your comment letter dated December 30, 2013, which addressed contacts with Syria or Sudan since June 29, 2010.

After inquiry, we have not found any evidence of direct or indirect contacts with Syria or Sudan involving our company since June 29, 2010. As a result, we believe that our company has not had any contacts with Syria or Sudan since June 29, 2010. In preparing this letter, we reviewed our relationship with Samsung Electronics Co., Ltd.

We acknowledge that:

•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our general counsel, James R. Jones, at 408-457-9090 if you have any questions regarding this letter.

Very truly yours,

IXYS Corporation

/s/ Uzi Sasson

Uzi Sasson, President